New York Stock Exchange
11 Wall Street
New York, NY 10005

August 26, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.600% Senior Notes due 2051 of Assured Guaranty US Holdings Inc., guaranteed by Assured Guaranty Ltd., under the Exchange Act of 1934.

Sincerely,

